-----------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)

                                -----------------

                               DIME BANCORP, INC.
                       (Name of Subject Company (Issuer))
                            FLEET BOSTON CORPORATION
                        (Name of Filing Person (Offeror))

                                -----------------

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                -----------------

                                   00025429 Q1
                      (CUSIP Number of Class of Securities)

                                -----------------

                           William C. Mutterperl, Esq.
             Executive Vice President, Secretary and General Counsel
                            Fleet Boston Corporation
                               One Federal Street
                           Boston, Massachusetts 02110
                                 (617) 346-4000
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Person)

                                    Copy to:
                           Robert L. Tortoriello, Esq.
                              David Leinwand, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                                -----------------
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
      [X]  third-party tender offer subject to Rule 14d-1.
      [ ]  issuer tender offer subject to Rule 13e-4.
      [ ]  going-private transaction subject to Rule 13e-3.
      [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 13 (this "Amendment No. 13") amends and supplements the Tender Offer Statement on Schedule TO, dated March 15, 2000, as amended (the "Schedule TO"), filed by North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), relating to the offer (the "Offer") by North Fork to exchange each issued and outstanding share of common stock, par value $0.01 per share (the "Dime Shares"), of Dime Bancorp, Inc., a Delaware corporation ("Dime"), for
0.9302 shares of common stock, par value $0.01 per share (the "North Fork Shares"), of North Fork and $2.00 in cash, on the terms and subject to the conditions described in the Prospectus (as defined below).

         On May 15, 2000, North Fork filed Amendment No. 3 to its registration statement on Form S-4 with the Securities and Exchange Commission relating to the North Fork Shares to be issued to stockholders of Dime in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the preliminary prospectus dated May 15, 2000, which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are annexed to the Schedule TO as Exhibits (a)(20) and
(a)(2), respectively.

         FleetBoston disclaims that it is a "bidder" in the Offer.

ITEM 12  EXHIBITS.

         Item 12 is hereby amended and supplemented as follows:

(a)(22)  Text of press release issued by FleetBoston, dated May 17, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 22, 2000

                                        FLEET BOSTON CORPORATION


                                        By: /s/ Drew J. Pfirrman
                                            -----------------------------
                                            Name: Drew J. Pfirrman
                                            Title: Assistant Secretary

EXHIBIT INDEX

EXHIBIT
NUMBER   DESCRIPTION

(a)(22)  Text of press release issued by FleetBoston, dated May 17, 2000.